ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

January 28, 2010

RECEIVED
2010 FEB -2 P 12:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,


10015153

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
28 January 2010 (ASX: Quarterly Report for the period from 1 October 2009 to 31 December 2009)

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

QUARTERLY REPORT FOR THE PERIOD FROM 1 OCTOBER 2009 TO 31 DECEMBER 2009

HIGHLIGHTS

OFFSHORE WEST AFRICA - SENEGAL
Presidential Decree confirms grant of one year licence extension;
Farmout discussions continuing;
Detailed technical reviews being undertaken.

NEW VENTURE - GUINEA BISSAU
Agreement reached to acquire 15% interest in 3 offshore blocks;
Blocks contain an existing oil discovery with P50 STOOIP of 240mmbbl and several large untested prospects.
Expands FAR's footprint offshore West Africa.

UNITED STATES OF AMERICA
Third quarter oil and gas sales of $315,436.

CHINA
US$6 million of receivables due from the sale of Beibu Gulf interest, subject to conditions precedent being met;
Trigger for second tranche payment of US$3m likely to be met in Q1 2010.

CASH POSITION
Cash balance at 31 December 2009 of $11.7m.

OFFSHORE WEST AFRICA - SENEGAL

RUFISQUE, SANGOMAR AND SANGOMAR DEEP OFFSHORE BLOCKS (FAR 90% - OPERATOR)

During the quarter the Company received advice from the Minister of Energy for the Republic of Senegal confirming a one year extension to the First Renewal Period under the Contract for Exploration and Hydrocarbon Production Sharing covering the Rufisque, Sangomar and Sangomar Deep offshore blocks. This was followed, on 4 December 2009 by a notification of a Presidential Decree confirming the extension. The extension granted to FAR is for a one year period ending 23 November 2010.

The Decree and its timely issue are important in providing certainty to FAR and potential farminees and provides further evidence of FAR's strong relationship with the Ministry.

FAR is Operator of three offshore Blocks and holds a 90 percent interest with the balance being held by Petrosen (Senegal's National Oil Company). The extension and large working interest of 90 percent facilitates the ongoing farmout process.


legend
Old Boundary
New Boundary
CSEM Area
N
2000
3000
km2 3D acquired
Q1 2007
Zone of interest for slope
0 12.5 25 50
Kilometers
Water Depth: m

By way of background, the co-venturers, FAR and Petrosen, requested the current contractual period of the licence be extended by one year to enable this process to continue and a farm-in partner or partners secured for the drilling of an exploration well.

FAR has provided data packages to several large international exploration and production companies, certain of whom approached FAR following the Shell decision. The potential farminee group includes companies with existing operations and/or production in West Africa's deep water play. Detailed technical reviews are ongoing.

As was the case in the previous round, the farmout process may take several months while companies undertake technical due diligence. Due to the commercially sensitive nature of the farmout process and confidentiality agreements executed as part of this process, FAR will not make any public release until such time as a binding agreement, if any, has been reached.

FAR is seeking cost recovery and a free carry through the drilling of one exploratory well.

The successful application for the contractual extension was based on the following:

- interest from industry participants with access to rigs and proven capacity to operate deepwater wells;
- the joint venture has met all their obligations under the first renewal period and have spent in excess of US$21 million being nearly three times the minimum amount specified under the Contract;
- in doing so the JV has acquired one of the largest 3D surveys off the northwest coast of Africa covering an area exceeding 2000 square kilometers resulting in a high quality data set that has been processed into a world class seismic volume leading to the identification of several plays and drillable prospects together with a CSEM study funded by Shell;
- work has been accomplished as rapidly as possible with due care and attention to detail thus resulting in the interest currently shown by E & P companies.

RECENT ACTIVITY

The Venus discovery reported by Woodside and Anadarko offshore Sierra Leone adds to recent discoveries offshore Ghana providing further evidence that potential remains to be exploited along the thinly explored northwest African margin. The Venus-1 wildcat extended the Jubilee style of play several hundred kilometers to the northwest.

Significant progress has also been made in reducing the time and therefore cost to drill exploration wells in the deep water of West Africa. In a paper presented at the 16th Africa Oil Week Conference during November Ophir Energy reported having drilled 5 wells in 86 days in water depths up to 1716 metres. In November Anadarko reported drilling a well to a depth of 4556 metres in 1876 metres of water off the Ivory Coast in less than 20 days.

The forgoing activity is significant in that it improves the likelihood for enhanced activity offshore Senegal where FAR is strategically positioned.

OFFSHORE WEST AFRICA – GUINEA BISSAU

OFFSHORE BLOCKS SINAPA (BLOCK 2) AND ESPERANCA (BLOCKS 4A & 5A) (FAR 15%)

In December, the Company reached agreement with Delek International Energy Ltd **(Delek)** to acquire a 15 percent participating interest in three Licenses located offshore Guinea Bissau, a nation which lies immediately south of Senegal. The agreement is subject to approval by Petroguin, the National Oil Company of Guinea Bissau and the Minister of the Republic of Guinea Bissau.

The entry into these blocks expands FAR's footprint offshore West Africa and provides excellent synergy with the Company's offshore Senegal blocks.


18°W
17°W
16°W
15°W
12°N
11°N
SINAPA equity paying
Svenska 55.0% 78.57%
FAR 15.0% 21.43%
Petroguin 30% 0%
GUINEA - BISSAU
Bissau
FUSION
AGIP
Block 2
Block 4A
Block 5A
ESPERANCA equity paying
Svenska 55.0% 78.57%
FAR 15.0% 21.43%
Petroguin 30% 0%
0
50km
MAURITANIA
SENEGAL
GAMBIA
GUINEA BISSAU
GUINEA
MALI

Guinea Bissau Exploration Opportunity

- A shallow water play with large hydrocarbon potential in the Guinea Bissau portion of the productive Mauritania-Senegal-Guinea Bissau-Conakry Basin. There are large closures identified in Albian aged prospects located adjacent to a prolific Cenomanian Turonian oil kitchen. The area remains lightly explored however of the wells drilled to date nearly all have recorded live oil shows and one tested oil.

- The Licences include the **Sinapa oil discovery** in 30 meters of water depth determined to have a **P50 STOOIP of 240 million barrels** and several large untested prospects including the Sardinha prospect with unrisked **P50 STOOIP of 219 million barrels.**

- The **Sinapa and Esperanca** offshore licences cover an area of approximately 5,832 sq km and lie in water depths ranging from 10 metres to in excess of 1,000 metres.

Immediately to the north lies the billion barrel Dome Flore discovery. The Licences being acquired are **Sinapa (Block 2) and Esperanca (Blocks 4A and 5A)** as illustrated in the attached map.

- The Licences are currently in Phase 2 of the exploration term, which was recently extended by Gazetted Decree for one year to 25 November 2010. A further optional four year Phase 2 exploration period has a work commitment that includes a single exploration well.

- FAR will partner with the operator, Svenska Petroleum Exploration Guinea Bissau AB (**Svenska**), in evaluating this opportunity, by assuming the exploration obligations of **Delek** for the year 2009 capped at US$600,000 plus forward obligations arising from the date of the agreement. In the event of commercial production Delek is entitled to recover past costs capped at US$13 million.

- Plans are advanced for a 3D seismic acquisition program commencing late third quarter 2010. The proposed survey is designed to follow up an earlier 200 sq km 3D survey over Sinapa (1997) and a more recent (November 2009) 2D survey.


Sardinha
Sabyon
Sinapa

Sinapa Oil Discovery

The Sinapa-2 and 2ST wells drilled by Premier oil in 2004 confirmed the Sinapa Oil Discovery, defining a potential oil column in excess of 500 metres within steeply dipping beds flanking the Sinapa salt diapir; however reservoir quality and structuring issues will need to be thoroughly appraised and understood utilising further seismic and later drilling before any declaration of commerciality can be made.

During December 2009 Svenska reported acquiring some 250 kms of long offset 2D seismic the purpose of which is to improve data quality over the Sinapa discovery as well as over several undrilled prospects in the blocks. Processing of the seismic is expected to be completed during Q1 2010.

Svenska has also conducted an assessment of various low cost development options for the Sinapa oil discovery in 30 meters of water depth. Utilizing basic design data, a series of well management, gas handling and product export options have been considered leading to consideration of the use of Mobile Offshore Production Units (MOPU) or Dry Trees with fixed platform topsides processing tied back to an FPSO. Several of these development options appear attractive.

NORTH AMERICA

SALES AND PRODUCTION

Gas sales during the quarter totalled 27.8 million cubic feet (Q3 2009: 29.5 million cubic feet) for an average of 0.3 million cubic feet per day at an average price of US$3.86 per thousand cubic feet before production taxes (Q3 2009: US$3.45/MCF). Oil sales during the quarter totalled 2,399 barrels (Q3: 2,742 barrels) for an average of 26 barrels of oil per day at an average price of US$75.06 per barrel before production taxes (Q3: US$65.53/bbl).

USA

Eagle Project, San Joaquin Basin, California (FAR 15%)

No activity to report during the quarter.

The proposed 3D seismic study over the prospect area, which was reported in the September 2009 quarterly report, is expected to be undertaken in Q2 2010.

The Eagle Oil Pool remains a valid target given the established presence of oil in the target zone over 177 metres of horizontal extent, coupled with the known ability to flow oil and gas to surface from this zone from the nearby Mary Bellocchi-1 vertical well (223 barrels of oil per day and 0.7 million cubic feet per day flow from a 12 metre interval of lower Mary Bellocchi sand).

ONSHORE CANADA

Wild River Project, Alberta Canada (FAR ~ 30%)

Recent correspondence received from the operator indicates that they are continuing to market the Wild River prospect but have been challenged by the low natural gas prices and depressed North American economic environment. Current acreage over parts of the Wild River Area is due to expire in March 2010.

AUSTRALIA

EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST
STOKES BAY

Stokes Bay Well – Canning Basin, Western Australia (FAR - 8%)

No activity to report during the quarter.

WA-254-P - OFFSHORE CARNARVON BASIN
FAR 10.71% (parts 1, 3, 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

No activity to report during the quarter.

T/18P BASS BASIN - 0.09375% OVERRIDING ROYALTY
(OPERATOR – ORIGIN)

The Company holds an overriding royalty on the T/18P exploration permit located offshore Tasmania in the Bass Basin. The Bass Basin is located to the east of the Gippsland Basin, historically the largest producing oil and gas area in Australia.

As a royalty holder, First Australian Resources Limited does not receive information on activities within the block and relies on public domain information.

On 4 January 2010, the operator Origin Energy Limited announced that the Rockhopper-1 exploration well in T18/P had been confirmed as a new field oil and gas discovery. Further work is required to determine commerciality.

The Trefoil-2 appraisal well, which was drilled in T18/P in Q4 2009, was reported by the operator as having intersected several gas-bearing sandstones. The significance of the well results will be determined over the coming months.

FAR has notified each of the current participants of the royalty interest and is awaiting confirmation of acknowledgement. FAR is in receipt of correspondence from SAGASCO (now Origin Energy Resources Limited, Operator of the T18P joint venture) accepting liability in respect of its obligation under the Deed.

OFFSHORE CHINA

BEIBU GULF BLOCK 22/12
(OPERATOR- ROC OIL)

FAR completed the sale of its 5 percent interest in Beibu Gulf Block 22/12 in April 2009.

The sale price of US$8 million is to be paid in three tranches

1. US$2 million was received during April 2009.
2. US$3 million upon approval of an Oilfield Development Program ("ODP") or if commercial development of the project proceeds
3. US$3 million once the project has produced 1 million barrels of oil (gross).

Given the staged nature of the sale agreement, FAR will continue closely monitoring the future plans for the development of the Wei 6-12, Wei 6-12S, and Wei 12-8 Oil Fields.

Recent reports to the ASX from participants in the Joint Venture state that a CNOOC approved ODP is expected to be lodged during Q1 2010.

COMPANY PRESENTATIONS

During the quarter, FAR presented at the Mining 2009 Resources Convention in Brisbane and attended, with Petrosen, the 16th Africa Oil Week Forum in Cape Town.

In February FAR will have a booth at the North American Prospect Expo (NAPE) in Houston.

FAR has accepted an invitation to deliver a paper at the 2010 AAPG Meeting in New Orleans on Evolving Plays within the Senegal portion of the Central Atlantic Margin. The paper will be delivered by Dr Igor Effimoff.

An interview with FAR's Executive Chairman Michael Evans features in the February issue of the International Resource Journal and can be found on our website at the link below:

http://www.far.com.au/files/research/Final%20Article_Feb10%20edition%20IRJ.pdf

CASH POSITION

At 31 December 2009 the Company had a cash balance of $11.7 million.

FAR maintains a web site at www.far.com.au.
Email: info@far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	31 December 2009

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors	286	1,475
1.2	Payments for (c) production	(136)	(672)
	(d) administration	(361)	(1,878)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	66	221
1.5	Interest and other costs of finance paid	(115)	(359)
1.6	Income taxes paid		
1.7	Other	2	3,922
	Net Operating Cash Flows	(258)	2,709
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospect leases	(22)	(62)
	(b)equity investments		
	(c) other fixed assets	(56)	(56)
	(d) exploration & evaluation	(409)	(915)
	(e) development		(36)
1.9	Proceeds from sale of: (a)prospects		2,872
	(b)equity investments		
	(c)other fixed assets		
1.10	Loans to other entities		
1.11	Loans repaid by other entities		
1.12	Other		
	Net investing cash flows	(487)	1,803
1.13	Total operating and investing cash flows (carried forward)	(745)	4,512

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(745)	4,512
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		4,850
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		2,987
1.17	Repayment of borrowings		(5,903)
1.18	Dividends paid		
1.19	(a) Other (Share Issue Expenses)		(349)
1.19	(b) Other (Debt Issue Expenses)		(236)
	Net financing cash flows		1,349
	Net increase (decrease) in cash held	(745)	5,861
1.20	Cash at beginning of quarter/year to date	12,570	6,761
1.21	Exchange rate adjustments to item 1.20	(115)	(912)
1.22	**Cash at end of quarter**	11,710	11,710

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	110
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	890*
4.2	Development	-
	Total	890

** The estimated exploration spend for next quarter includes payments of up to US$0.6million under the Agreement to acquire a 15% interest in 3 blocks offshore Guinea Bissau which was entered into in December 2009. Payment is conditional upon approval of the transaction by Petroguin, the National Oil Company of Guinea Bissau and the Minister of the Republic of Guinea Bissau. Refer to the Quarterly Activities Report for further details of the Agreement.*

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	5,494	5,902
5.2	Deposits at call	104	454
5.3	Commercial Bills	6,112	6,214
5.4	Other		
	Total: cash at end of quarter (item 1.22)	11,710	12,570

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	658,232,784	658,232,784	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	- -	- -		
7.5	**+Convertible debt securities: 15% Unsec.Redeem. Convertible Note)**	6,602,589	6,602,589	45 cents	*Maturity Date* 31 January 2012
7.6	Changes during quarter (a) Increases through issues (b) Decreases through: - converted	- -	- -		*Maturity Date*
7.7	**Options** Consultant Incentive Consultant Consultant Incentive	 2,000,000 9,500,000 6,000,000 2,000,000 7,800,000	 - - - - -	*Exercise price* 30 cents 15 cents 14 cents 5 cents 7 cents	*Expiry date* 30 June 2010 31 July 2010 1 March 2011 30 June 2012 30 June 2012
7.8	Issued during quarter	-	-	*Exercise Price*	*Expiry Date*
7.9	Exercised during quarter	-	-	*Exercise Price*	*Expiry Date*
7.10	Expired during quarter:	-	-	*Exercise Price*	*Expiry Date*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.



Date: 28 January 2010
Print name: COLIN HARPER (COMPANY SECRETARY)

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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